February 22, 2013

VIA EDGAR

Allison White
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street NE
Washington, DC  20549

RE:
Registration Statement on Form N-14 (SEC File No. 333-186251) for Combination of a Certain Series of the Allianz Variable Insurance Products Trust (the "Trust") with and into a Corresponding Series of the Trust (SEC File Nos. 333-83423 and 811-09491)

Dear Ms. White:

On February 14, 2013, you provided telephonic comments regarding the above-referenced Registration Statement. This letter responds to those comments. The changes described below will be made in a pre-effective amendment to the Registration Statement, which we will file prior to the effective date of the Registration Statement (March 1), but after the Trust’s December 31, 2012, annual reports have been filed with the Commission. The pre-effective amendment also will include changes necessary to properly incorporate by reference the Trust’s December 31, 2012 annual reports, as well as any other changes necessary to conform to the final, audited year-end financials. As we discussed in our call, we will include an acceleration request with the pre-effective amendment seeking effectiveness at the earliest practicable date in March.

If you have any additional questions or comments, or if we have misinterpreted any of your comments, please let me know.

Comment:  You noted that the discussion of fees and expenses in the shareholder letter and in the second Q&A do not conform to the discussion of fees and expenses in the tables on page 9; you asked that we reconcile these provisions.

Response:  We will make the changes requested.

Comment:  You requested that we revise the third paragraph under How the Reorganization will Work on page 4 to make the paragraph more applicable to insurance products funds (i.e., the reference to bank authorizations does not seem to be appropriate).

Response:  We will make the change requested.

Comment:  You requested that we check the performance figures for the Russell 2000 Growth Index on pages 10 and 11, since both the 10-year and “since inception” performance presented indicate 9.80%.

Response:  We will make the change requested.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

Comment:  Under Tax Status of the Reorganization, on page 14, you requested that we disclose that the use of tax losses may be lost or limited by the combined fund as a result of the reorganization.

Response:  Language relating to the possible limitation of losses was not included in the Registration Statement because the Funds involved in the proposed reorganizations are variable product funding vehicles, and as a result the Fund shareholders effectively are able to defer tax on fund distributions and will be indifferent to the limitation or loss of tax losses. However, although we think it unnecessary, we are willing to add language to the effect that “Although it is not expected to affect Contract Owners, each Fund participating in the Reorganization may, as a result of the Reorganization, lose the benefit of certain tax losses that could have been used to offset or defer future gains of the combined Fund, and the combined Fund will have tax attributes that reflect a blending of the tax attributes of each Fund at the time of the Reorganization.”

Comment:  In the first paragraph on page 16, you requested that we correct the disclosure regarding the effect of the reorganization on fees and expenses.

Response:  We will make the change requested.

Comment:  Under Householding on page 18, you requested that we remove “e” before “Notice of a Special Meeting.”

Response:  We will make the change requested.

Comment:  On the second page of the SAI, you requested that we (1) correct the dates of annual reports incorporated by reference, and (2) add incorporation by reference to June 30, 2012 semi-annual reports for the Acquired and Acquiring Funds.

Response:  As noted above, we will file a pre-effective amendment to the Registration Statement prior to the effective date of the Registration Statement (March 1), but after the Trust’s December 31, 2012, annual reports have been filed with the Commission. This pre-effective amendment will incorporate by reference the Trust’s December 31, 2012 annual reports. We believe that this will correct the issues identified on page 2 of the SAI. I also exchanged voicemail messages with Tony Burak on this issue, and I understand that he agrees with this approach.

Comment:  In the Pro Forma Statement of Assets and Liabilities in the SAI, you requested that we include a footnote to explain the adjustment to shares outstanding.

Response:  We will make the change requested.

Comment:  In the Portfolio of Investments, you requested that, since no adjustments were made, we include a footnote that, at December 31, 2012, all investments of the Acquiring Fund would comply with the investment restrictions of the Acquiring Fund.

Response:  We will make the change requested.

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.

The Registrant acknowledges that the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing. Staff comments on the filing and changes to the filing following staff comments do not foreclose the Commission from taking an action with respect to the filing and does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing. The Registrant understands that it cannot raise the fact that the staff reviewed the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Erik Nelson

Erik Nelson
Chief Legal Officer

763/765-7453
Erik.Nelson@allianzlife.com

Allianz Investment Management LLC, 5701 Golden Hills Drive, Minneapolis, MN 55416-1297. www.allianzlife.com

Allianz Investment Management LLC is a registered investment adviser that is a wholly owned subsidiary of Allianz Life
Insurance Company of North America. This information is confidential and is intended only for the use of the individusl(s)
and/or entities named above. This information should not be copied, forwarded, or further disseminated.